Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 3, 2023

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$1.1 billion 4.750% Senior Notes Due January 20, 2028

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$1.1 billion
Trade Date:	January 3, 2023
Settlement Date (T+4):	January 9, 2023
Maturity Date:	January 20, 2028
Benchmark Treasury:	3.875% due December 31, 2027
Benchmark Treasury Yield and Price:	3.911%; 99-26 3/4
Spread to Treasury:	+85 basis points
Reoffer Yield:	4.761%
Coupon:	4.750%
Coupon Payment Dates:	Semi-annually on January 20 and July 20, commencing on July 20, 2023 (long first coupon) and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.950% plus accrued interest from January 9, 2023
Gross Spread:	0.350%
Net Proceeds (%):	99.600% plus accrued interest from January 9, 2023
Net Proceeds ($):	$1,095,600,000 plus accrued interest from January 9, 2023
CUSIP / ISIN:	24422EWR6 / US24422EWR60

Joint Book-Running Managers:	BofA Securities, Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc.
BNP Paribas Securities Corp.
Commerz Markets LLC
Standard Chartered Bank
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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